Exhibit 99.1

For Immediate Release

META FINANCIAL GROUP, INC.® DECLARES CASH DIVIDEND

(Sioux Falls, South Dakota - May 24, 2016) Meta Financial Group, Inc. ® (the “Company”) (NASDAQ: CASH) announced that the Company will pay a cash dividend of $0.13 per share for the third fiscal quarter of 2016. This dividend will be payable on or about July 1, 2016 to shareholders of record as of June 7, 2016.

At March 31, 2016, the Company had total assets of $3.1 billion and shareholders’ equity of $313.3 million.

This press release and other important information about the Company are available at http://www.metafinancialgroup.com.

About Meta Financial Group
Meta Financial Group, Inc.® (MFG or the Company) is the holding company for MetaBank®, a federally chartered savings bank. MFG shares are traded on the NASDAQ Global Select Market® under the symbol CASH. Headquartered in Sioux Falls, SD, MetaBank operates in both the Banking and Payments industries through: MetaBank, its traditional retail banking operation; Meta Payment Systems, its electronic payments division; AFS/IBEX, its insurance premium financing division; and Refund Advantage, its tax refund-transfer software division.

Media Contact:
Katie LeBrun
Corporate Communications Director
605.362.5140
klebrun@metabank.com